Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2023

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2023	2022	2023	2022
SALES	2	5,631	8,188	23,392	30,351
Freight, transportation and distribution		263	204	714	628
Cost of goods sold		3,741	4,722	15,972	17,205
GROSS MARGIN		1,627	3,262	6,706	12,518
Selling expenses		799	826	2,548	2,570
General and administrative expenses		151	137	453	403
Provincial mining taxes		96	348	319	959
Share-based compensation expense (recovery)		42	39	(7)	122
(Reversal of) impairment of assets	3	-	(330)	698	(780)
Other expenses	4	154	36	243	94
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		385	2,206	2,452	9,150
Finance costs		206	136	580	375
EARNINGS BEFORE INCOME TAXES		179	2,070	1,872	8,775
Income tax expense	5	97	487	766	2,206
NET EARNINGS		82	1,583	1,106	6,569
Attributable to
Equity holders of Nutrien		75	1,577	1,086	6,548
Non-controlling interest		7	6	20	21
NET EARNINGS		82	1,583	1,106	6,569

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		0.15	2.95	2.18	12.00
Diluted		0.15	2.94	2.18	11.96
Weighted average shares outstanding for basic EPS		494,517,000	534,839,000	496,999,000	545,776,000
Weighted average shares outstanding for diluted EPS		495,056,000	536,164,000	497,708,000	547,449,000

Condensed Consolidated Statements of Comprehensive (Loss) Income

		Three Months Ended September 30		Nine Months Ended September 30
(Net of related income taxes)		2023	2022	2023	2022
NET EARNINGS		82	1,583	1,106	6,569
Other comprehensive loss
Items that will not be reclassified to net earnings:
Net actuarial gain (loss) on defined benefit plans		-	60	(3)	61
Net fair value (loss) gain on investments		(6)	(54)	5	(61)
Items that have been or may be subsequently reclassified to net earnings:
Loss on currency translation of foreign operations		(64)	(191)	(14)	(272)
Other		(16)	(45)	(4)	(24)
OTHER COMPREHENSIVE LOSS		(86)	(230)	(16)	(296)
COMPREHENSIVE (LOSS) INCOME		(4)	1,353	1,090	6,273
Attributable to
Equity holders of Nutrien		(11)	1,348	1,070	6,254
Non-controlling interest		7	5	20	19
COMPREHENSIVE (LOSS) INCOME		(4)	1,353	1,090	6,273

  (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2023	2022	2023	2022
			Note 1		Note 1
OPERATING ACTIVITIES
Net earnings		82	1,583	1,106	6,569
Adjustments for:
Depreciation and amortization		552	526	1,604	1,492
Share-based compensation expense (recovery)		42	39	(7)	122
(Reversal of) impairment of assets	3	-	(330)	698	(780)
Provision for deferred income tax		55	160	176	152
Net (undistributed) distributed earnings of equity-accounted investees		(28)	(81)	112	(139)
Gain on amendments to other post-retirement pension plans		-	-	(80)	-
Loss on Blue Chip Swaps	4	-	-	92	-
Long-term income tax receivables and payables		1	71	(89)	201
Other long-term assets, liabilities and miscellaneous		26	3	124	31
Cash from operations before working capital changes		730	1,971	3,736	7,648
Changes in non-cash operating working capital:
Receivables		627	1,240	(1,491)	(3,602)
Inventories		846	517	2,406	(344)
Prepaid expenses and other current assets		(52)	(44)	960	1,018
Payables and accrued charges		(2,620)	(2,806)	(4,695)	(1,346)
CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES		(469)	878	916	3,374
INVESTING ACTIVITIES
Capital expenditures [1]		(615)	(636)	(1,840)	(1,464)
Business acquisitions, net of cash acquired		-	(10)	(116)	(78)
Proceeds from sales of Blue Chip Swaps, net of purchases		-	-	(92)	-
Net changes in non-cash working capital		36	31	(68)	(77)
Other		(94)	(90)	(109)	(60)
CASH USED IN INVESTING ACTIVITIES		(673)	(705)	(2,225)	(1,679)
FINANCING ACTIVITIES
Proceeds from short-term debt, net	7	1,445	2,017	2,213	2,867
Proceeds from long-term debt	8	-	-	1,500	41
Repayment of long-term debt	8	(118)	(22)	(635)	(50)
Repayment of principal portion of lease liabilities		(91)	(83)	(278)	(256)
Dividends paid to Nutrien’s shareholders	9	(261)	(259)	(770)	(780)
Repurchase of common shares	9	-	(1,700)	(1,047)	(3,306)
Issuance of common shares		1	4	32	168
Other		-	14	(34)	(3)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		976	(29)	981	(1,319)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(17)	(32)	(19)	(52)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(183)	112	(347)	324
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		737	711	901	499
CASH AND CASH EQUIVALENTS – END OF PERIOD		554	823	554	823
Cash and cash equivalents is composed of:
Cash		508	428	508	428
Short-term investments		46	395	46	395
		554	823	554	823
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		137	80	462	280
Income taxes paid		133	318	1,722	1,503
Total cash outflow for leases		125	111	373	339

1 Includes additions to property, plant and equipment, and intangible assets for the three months ended September 30, 2023 of $567 and $48 (2022 – $584 and $52), respectively, and for the nine months ended September 30, 2023 of $1,699 and $141 (2022 – $1,317 and $147), respectively.

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

BALANCE – DECEMBER 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699

Net earnings	-	-	-	-	-	-	6,548	6,548	21	6,569

Other comprehensive loss	-	-	-	(270)	(24)	(294)	-	(294)	(2)	(296)

Shares repurchased (Note 9)	(38,387,969)	(1,070)	(23)	-	-	-	(2,241)	(3,334)	-	(3,334)

Dividends declared (Note 9)	-	-	-	-	-	-	(773)	(773)	-	(773)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(18)	(18)

Effect of share-based compensation including issuance of common shares	3,058,561	201	(19)	-	-	-	-	182	-	182
Transfer of net loss on cash flow hedges	-	-	-	-	3	3	-	3	-	3
Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(61)	(61)	61	-	-	-

BALANCE – SEPTEMBER 30, 2022	522,163,108	14,588	107	(446)	(52)	(498)	11,787	25,984	48	26,032

BALANCE – DECEMBER 31, 2022	507,246,105	14,172	109	(374)	(17)	(391)	11,928	25,818	45	25,863

Net earnings	-	-	-	-	-	-	1,086	1,086	20	1,106

Other comprehensive loss	-	-	-	(14)	(2)	(16)	-	(16)	-	(16)

Shares repurchased (Note 9)	(13,378,189)	(374)	(26)	-	-	-	(600)	(1,000)	-	(1,000)

Dividends declared (Note 9)	-	-	-	-	-	-	(789)	(789)	-	(789)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(14)	(14)

Effect of share-based compensation including issuance of common shares	664,230	39	(1)	-	-	-	-	38	-	38

Transfer of net gain on sale of investment	-	-	-	-	(14)	(14)	14	-	-	-
Transfer of net loss on cash flow hedges	-	-	-	-	8	8	-	8	-	8
Transfer of net actuarial loss on defined benefit plans	-	-	-	-	3	3	(3)	-	-	-

BALANCE – SEPTEMBER 30, 2023	494,532,146	13,837	82	(388)	(22)	(410)	11,636	25,145	51	25,196

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		September 30		December 31

As at	Note	2023	2022	2022

ASSETS

Current assets

Cash and cash equivalents		554	823	901

Receivables		7,713	8,591	6,194

Inventories		5,169	6,545	7,632

Prepaid expenses and other current assets		656	737	1,615

		14,092	16,696	16,342

Non-current assets

Property, plant and equipment	3	22,150	21,022	21,767

Goodwill	3	12,078	12,180	12,368

Intangible assets	3	2,219	2,217	2,297

Investments		731	772	843

Other assets		959	937	969

TOTAL ASSETS		52,229	53,824	54,586

LIABILITIES

Current liabilities

Short-term debt	7	4,354	4,454	2,142

Current portion of long-term debt	8	-	1,016	542

Current portion of lease liabilities		305	303	305

Payables and accrued charges		6,653	8,760	11,291

		11,312	14,533	14,280

Non-current liabilities

Long-term debt	8	9,427	7,020	8,040

Lease liabilities		901	884	899

Deferred income tax liabilities	5	3,631	3,489	3,547

Pension and other post-retirement benefit liabilities		241	337	319

Asset retirement obligations and accrued environmental costs		1,353	1,320	1,403

Other non-current liabilities		168	209	235

TOTAL LIABILITIES		27,033	27,792	28,723

SHAREHOLDERS’ EQUITY

Share capital	9	13,837	14,588	14,172

Contributed surplus		82	107	109

Accumulated other comprehensive loss		(410)	(498)	(391)

Retained earnings		11,636	11,787	11,928

Equity holders of Nutrien		25,145	25,984	25,818

Non-controlling interest		51	48	45

TOTAL SHAREHOLDERS’ EQUITY		25,196	26,032	25,863

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		52,229	53,824	54,586

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2023

NOTE 1 BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2022 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2022 annual consolidated financial statements.

Certain immaterial 2022 figures have been reclassified in the condensed consolidated statements of cash flows.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the Audit Committee of the Board of Directors for issue on November 1, 2023.

NOTE 2 SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended September 30, 2023

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,489	1,002	690	450	-	-	5,631

– intersegment	1	108	138	66	-	(313)	-

Sales – total	3,490	1,110	828	516	-	(313)	5,631

Freight, transportation and distribution	-	138	105	72	-	(52)	263

Net sales	3,490	972	723	444	-	(261)	5,368

Cost of goods sold	2,595	389	569	417	-	(229)	3,741

Gross margin	895	583	154	27	-	(32)	1,627

Selling expenses	798	3	8	1	(3)	(8)	799

General and administrative expenses	57	2	1	3	88	-	151

Provincial mining taxes	-	96	-	-	-	-	96

Share-based compensation expense	-	-	-	-	42	-	42

Other expenses (income)	37	4	(19)	8	117	7	154

Earnings (loss) before finance costs and income taxes	3	478	164	15	(244)	(31)	385

Depreciation and amortization	189	133	130	75	25	-	552

EBITDA [1]	192	611	294	90	(219)	(31)	937

Integration and restructuring related costs	5	-	-	-	9	-	14

Share-based compensation expense	-	-	-	-	42	-	42

ARO/ERL expense for non-operating sites [2]	-	-	-	-	4	-	4

Foreign exchange loss, net of related derivatives	-	-	-	-	87	-	87

Adjusted EBITDA	197	611	294	90	(77)	(31)	1,084

Assets – at September 30, 2023	22,811	13,613	11,476	2,410	2,405	(486)	52,229

1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

2 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

	Three Months Ended September 30, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,967	1,968	1,666	587	-	-	8,188

– intersegment	13	84	236	126	-	(459)	-

Sales – total	3,980	2,052	1,902	713	-	(459)	8,188

Freight, transportation and distribution	-	48	131	62	-	(37)	204

Net sales	3,980	2,004	1,771	651	-	(422)	7,984

Cost of goods sold	3,063	386	1,107	537	-	(371)	4,722

Gross margin	917	1,618	664	114	-	(51)	3,262

Selling expenses	821	3	7	1	(2)	(4)	826

General and administrative expenses	50	2	2	3	80	-	137

Provincial mining taxes	-	348	-	-	-	-	348

Share-based compensation expense	-	-	-	-	39	-	39

Reversal of impairment of assets	-	-	-	(330)	-	-	(330)

Other expenses (income)	19	(1)	(59)	15	59	3	36

Earnings (loss) before finance costs and income taxes	27	1,266	714	425	(176)	(50)	2,206

Depreciation and amortization	206	112	141	48	19	-	526

EBITDA	233	1,378	855	473	(157)	(50)	2,732

Integration and restructuring related costs	2	-	-	-	13	-	15

Share-based compensation expense	-	-	-	-	39	-	39

Reversal of impairment of assets	-	-	-	(330)	-	-	(330)

Foreign exchange loss, net of related derivatives	-	-	-	-	11	-	11

Adjusted EBITDA	235	1,378	855	143	(94)	(50)	2,467

Assets – at December 31, 2022	24,451	13,921	11,807	2,661	2,622	(876)	54,586

Unaudited	In millions of US dollars except as otherwise noted

	Nine Months Ended September 30, 2023

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	16,038	3,001	2,909	1,444	-	-	23,392

– intersegment	2	302	708	204	-	(1,216)	-

Sales – total	16,040	3,303	3,617	1,648	-	(1,216)	23,392

Freight, transportation and distribution	-	320	366	188	-	(160)	714

Net sales	16,040	2,983	3,251	1,460	-	(1,056)	22,678

Cost of goods sold	12,599	1,047	2,157	1,297	-	(1,128)	15,972

Gross margin	3,441	1,936	1,094	163	-	72	6,706

Selling expenses	2,534	9	23	5	(7)	(16)	2,548

General and administrative expenses	162	10	11	10	260	-	453

Provincial mining taxes	-	319	-	-	-	-	319

Share-based compensation recovery	-	-	-	-	(7)	-	(7)

Impairment of assets	465	-	-	233	-	-	698

Other expenses (income)	81	2	(53)	21	187	5	243

Earnings (loss) before finance costs and income taxes	199	1,596	1,113	(106)	(433)	83	2,452

Depreciation and amortization	558	345	426	213	62	-	1,604

EBITDA	757	1,941	1,539	107	(371)	83	4,056

Integration and restructuring related costs	8	-	-	-	21	-	29

Share-based compensation recovery	-	-	-	-	(7)	-	(7)

Impairment of assets	465	-	-	233	-	-	698

ARO/ERL expense for non-operating sites	-	-	-	-	10	-	10

Foreign exchange loss, net of related derivatives	-	-	-	-	105	-	105

Loss on Blue Chip Swaps	-	-	-	-	92	-	92

Adjusted EBITDA	1,230	1,941	1,539	340	(150)	83	4,983

Assets – at September 30, 2023	22,811	13,613	11,476	2,410	2,405	(486)	52,229

	Nine Months Ended September 30, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	17,177	6,345	5,078	1,751	-	-	30,351

– intersegment	86	396	1,021	303	-	(1,806)	-

Sales – total	17,263	6,741	6,099	2,054	-	(1,806)	30,351

Freight, transportation and distribution	-	219	358	178	-	(127)	628

Net sales	17,263	6,522	5,741	1,876	-	(1,679)	29,723

Cost of goods sold	13,161	1,090	3,159	1,399	-	(1,604)	17,205

Gross margin	4,102	5,432	2,582	477	-	(75)	12,518

Selling expenses	2,556	9	22	5	(6)	(16)	2,570

General and administrative expenses	149	6	12	9	227	-	403

Provincial mining taxes	-	959	-	-	-	-	959

Share-based compensation expense	-	-	-	-	122	-	122

Reversal of impairment of assets	-	-	-	(780)	-	-	(780)

Other expenses (income)	28	1	(139)	27	160	17	94

Earnings (loss) before finance costs and income taxes	1,369	4,457	2,687	1,216	(503)	(76)	9,150

Depreciation and amortization	550	354	403	130	55	-	1,492

EBITDA	1,919	4,811	3,090	1,346	(448)	(76)	10,642

Integration and restructuring related costs	2	-	-	-	33	-	35

Share-based compensation expense	-	-	-	-	122	-	122

Reversal of impairment of assets	-	-	-	(780)	-	-	(780)

COVID-19 related expenses	-	-	-	-	8	-	8

Foreign exchange loss, net of related derivatives	-	-	-	-	67	-	67

Gain on disposal of investment	(19)	-	-	-	-	-	(19)

Adjusted EBITDA	1,902	4,811	3,090	566	(218)	(76)	10,075

Assets – at December 31, 2022	24,451	13,921	11,807	2,661	2,622	(876)	54,586

Unaudited	In millions of US dollars except as otherwise noted

		Three Months Ended September 30		Nine Months Ended September 30
		2023	2022	2023	2022
	Retail sales by product line
	Crop nutrients	1,250	1,605	6,571	7,740
	Crop protection products	1,566	1,716	5,790	6,086
	Seed	158	134	2,093	1,861
	Merchandise	231	241	750	755
	Nutrien Financial	73	65	252	205
	Services and other	235	244	691	729
	Nutrien Financial elimination [1]	(23)	(25)	(107)	(113)

		3,490	3,980	16,040	17,263

	Potash sales by geography

	Manufactured product

	North America	637	484	1,631	2,168

	Offshore [2]	473	1,568	1,672	4,573

		1,110	2,052	3,303	6,741

	Nitrogen sales by product line

	Manufactured product

	Ammonia	193	695	998	2,072

	Urea and ESN® [3]	297	464	1,278	1,723

	Solutions, nitrates and sulfates	270	512	1,022	1,564

	Other nitrogen and purchased products [3]	68	231	319	740

		828	1,902	3,617	6,099

	Phosphate sales by product line

	Manufactured product

	Fertilizer	295	414	886	1,204

	Industrial and feed	151	206	535	594

	Other phosphate and purchased products	70	93	227	256

		516	713	1,648	2,054

1  Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

2  Relates to Canpotex Limited (“Canpotex”) (Note 11) and includes provisional pricing adjustments for the three months ended September 30, 2023 of $(34) (2022 – $(187)) and the nine months ended September 30, 2023 of $(354) (2022 – $66).

3  Certain immaterial 2022 figures have been reclassified.

NOTE 3 (REVERSAL OF) IMPAIRMENT OF ASSETS We recorded the following (reversal of) impairment of assets in the condensed consolidated statements of earnings:
		Three Months Ended September 30		Nine Months Ended September 30
Segment	Category	2023	2022	2023	2022
Retail	Goodwill	-	-	422	-
	Intangible assets	-	-	43	-
Phosphate	Property, plant and equipment	-	(330)	233	(780)
	(Reversal of) impairment of assets	-	(330)	698	(780)

Unaudited	In millions of US dollars except as otherwise noted

Goodwill and Intangible Assets

During the three months ended June 30, 2023, we revised our forecasted EBITDA for the Retail – South America group of cash generating units (“CGUs”), which triggered an impairment analysis. Due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates, we lowered our product margin expectations and deferred certain of our planned strategic investments. As a result, this reduced our forecasted earnings and growth.

Retail - South America group of CGUs	June 30, 2023
Carrying amount	1,496
Recoverable amount	1,031
Impairment recognized relating to:
Goodwill	422
Intangible assets	43

After the recognition of the impairment, goodwill for the South America group of CGUs is nil. We used the fair value less costs of disposal (“FVLCD”) (a level 3 measurement), based on after-tax discounted cash flows (“DCF”) (10-year projections plus a terminal value) and incorporated assumptions an independent market participant would apply. We adjusted discount rates for the country risk premium in which we expect to generate cash flows. We used comparative market multiples to ensure discounted cash flow results are reasonable.

The key assumptions with the greatest influence on the calculation of the recoverable amount are the discount rate, terminal growth rate and forecasted EBITDA. The key forecast assumptions were based on historical data and our estimates of future results from internal sources considering industry and market trends.

Key Assumptions Used in Impairment Model	As at June 30, 2023
Terminal growth rate (%)	6.0
Forecasted EBITDA over forecast period ($)	4,300
Discount rate [1] (%)	16.6
1 Discount rate used in the previous measurement was 16.0 percent, which was included as part of our Retail - International group of CGUs.

The following table highlights sensitivities to the recoverable amount, which could have resulted in additional impairment against the carrying amount of intangible assets and property, plant and equipment. The sensitivities have been calculated independently of changes in other key variables.

Key Assumptions as at June 30, 2023	Change in Key Assumption		Decrease to Recoverable Amount ($)
Terminal growth rate (%)	-	1.0 percent	50
Forecasted EBITDA over forecast period ($)	-	5.0 percent	100
Discount rate (%)	+	1.0 percent	120

Property, Plant and Equipment – Phosphate CGUs

Three Months Ended June 30, 2023	Impairment Trigger	Result
White Springs	Decrease in our forecasted phosphate margins.	Impairment recorded to property, plant and equipment.
Aurora

No impairment recorded. Recoverable amount of $2,000 was greater than the carrying amount of $1,660. The recoverable amount was based on FVLCD using after-tax DCF (using a five-year projection plus a terminal year to the end of expected mine life).

Unaudited	In millions of US dollars except as otherwise noted

White Springs CGU	June 30, 2023
Pre-tax impairment loss ($)	233
Pre-tax recoverable amount ($)	504
Valuation methodology	Value in use
Valuation technique	Pre-tax DCF to end of expected mine life
Key assumptions
End of expected mine life (proven and probable reserves) (year) [1]	2032
Pre-tax discount rate [2] (%)	15.6
Post-tax discount rate [2] (%)	12.0
Forecasted EBITDA [3] ($)	720

 1  The White Springs CGU has a short expected mine life and is therefore more sensitive to changes in short- and medium-term forecasted phosphate margins.

 2  Discount rate used in the previous measurement was 12.0 percent (pre-tax – 15.2 percent).

 3  Forecasted EBITDA to 2028.

The recoverable amount of our Aurora and White Springs CGUs used the following key assumptions: our forecasted EBITDA, discount rate, long-term growth rate and end of expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, independent third-party price benchmarks, and mineral reserve technical reports, as well as industry and market trends.

Phosphate Sensitivities

The following table highlights sensitivities to the recoverable amounts, which could result in additional impairment losses or reversals of the recorded losses (relating to the White Springs CGU). The sensitivities have been calculated independently of changes in other key variables.

			Change to Recoverable Amount ($)
Key Assumptions as at June 30, 2023	Change in Assumption		White Springs		Aurora
Forecasted EBITDA over forecast period ($)	+ / -	5.0 percent	+ / -	40	+ /-	220
Pre-tax discount rate (%)	+ / -	1.0 percent	- / +	20	n/a	n/a
Post-tax discount rate (%)	+ / -	1.0 percent	n/a	n/a	- / +	190
Long-term growth rate (%)	+ / -	1.0 percent	n/a	n/a	+ / -	110

During the nine months ended September 30, 2022, as a result of increased pricing forecast that reflected the macroeconomic environment at the time, we recorded the following reversal of impairment of assets:

Phosphate CGU	Aurora	White Springs
Date of impairment reversal	June 30, 2022	September 30, 2022

Pre-tax impairment reversal, net of depreciation ($)	450	330
Recoverable amount ($)	2,900	770
Carrying amount before impairment reversal ($)	1,200	425
Valuation methodology	FVLCD	Value in use
Valuation technique	Five-year DCF plus terminal year to end of mine life	Pre-tax DCF to end of expected mine life

For additional information relating to the reversal of the impairment, including the key assumptions used in the calculation, see Note 13 of the 2022 annual consolidated financial statements.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4 OTHER EXPENSES (INCOME)

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Integration and restructuring related costs	14	15	29	35

Foreign exchange loss, net of related derivatives	87	11	105	67

Earnings of equity-accounted investees	(28)	(82)	(100)	(200)

Bad debt expense	12	4	51	18

COVID-19 related expenses	-	-	-	8

Gain on disposal of investment	-	-	-	(19)

Project feasibility costs	19	28	53	57

Customer prepayment costs	10	13	36	35

Loss on Blue Chip Swaps	-	-	92	-

Gain on amendments to other post-retirement pension plans	-	-	(80)	-

Other expenses	40	47	57	93

	154	36	243	94

The Central Bank of Argentina maintains certain currency controls that limit our ability to remit cash from Argentina. Blue Chip Swaps are trade transactions that effectively allow companies to transfer US dollars out of Argentina. Through this mechanism, we incurred a loss of $92 from the purchase of securities denominated in Argentine peso and corresponding sale in US dollars during the nine months ended September 30, 2023. The loss is a result of the significant divergence between the Blue Chip Swap market exchange rate and the official Argentinian Central Bank rate.

NOTE 5 INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Income tax expense	97	487	766	2,206

Actual effective tax rate on earnings (%)	41	24	33	25

Actual effective tax rate including discrete items (%)	54	24	41	25

Discrete tax adjustments that impacted the tax rate	23	(12)	155	8

The following table summarizes the income tax balances within the condensed consolidated balance sheets:

Income Tax Assets and Liabilities	Balance Sheet Location	As at September 30, 2023	As at December 31, 2022
Income tax assets
Current	Receivables	317	144
Non-current	Other assets	125	54
Deferred income tax assets	Other assets	357	448
Total income tax assets		799	646
Income tax liabilities
Current	Payables and accrued charges	38	899
Non-current	Other non-current liabilities	28	46
Deferred income tax liabilities	Deferred income tax liabilities	3,631	3,547
Total income tax liabilities		3,697	4,492

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6 FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 10 of the 2022 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost and require fair value disclosure. The table does not include fair value information for financial instruments that are measured using their carrying amount as a reasonable approximation of fair value.

	September 30, 2023				December 31, 2022

Financial assets (liabilities) measured at	Carrying Amount	Level 1	Level 2	Level 3	Carrying Amount	Level 1	Level 2	Level 3

Fair value on a recurring basis [1]

Derivative instrument assets	6	-	6	-	7	-	7	-

Other current financial assets – marketable securities [2]	187	32	155	-	148	19	129	-

Investments at FVTOCI [3]	191	181	-	10	200	190	-	10

Derivative instrument liabilities	(37)	-	(37)	-	(35)	-	(35)	-

Amortized cost

Investments at amortized cost	(12)	(12)	-	-	-	-	-	-

Current portion of long-term debt

Notes and debentures	-	-	-	-	(500)	(493)	-	-

Fixed and floating rate debt	-	-	-	-	(42)	-	(42)	-

Long-term debt

Notes and debentures	(9,384)	(4,366)	(3,943)	-	(7,910)	(3,581)	(3,656)	-

Fixed and floating rate debt	(43)	-	(43)	-	(130)	-	(130)	-

1  During the periods ended September 30, 2023 and December 31, 2022, there were no transfers between levels for financial instruments measured at fair value on a recurring basis.

2  Marketable securities consist of equity and fixed income securities.

3  Investments at fair value through other comprehensive income (“FVTOCI”) is primarily comprised of shares in Sinofert Holdings Ltd.

NOTE 7 SHORT-TERM DEBT

	Rate of Interest (%)	Total Facility Limit as at September 30, 2023	As at September 30, 2023	As at December 31, 2022
Credit facilities
Unsecured revolving term credit facility	n/a	4,500	-	-
Unsecured revolving term credit facility [1]	n/a	1,500	-	500
Uncommitted revolving demand facility	n/a	1,000	-	-
Other credit facilities [2]		1,300
South America [3]	5.1 – 13.2		460	453
Australia	5.0		123	190
Other	4.7		47	9
Commercial paper	5.6 – 5.8		3,583	783
Other short-term debt	n/a		141	207
			4,354	2,142

1  During the three months ended September 30, 2023, we extended the term of our unsecured revolving term credit facility to September 10, 2024 and reduced the facility limit from $2,000 to $1,500.

2  Total facility limit amounts include some facilities with maturities in excess of one year.

3  Our credit facilities are either denominated in local currency or US dollars. The range of interest rates for South America excludes our Argentina facilities denominated in local currency with interest rates ranging from 96.0 to 125.0 percent. The balance of these Argentina facilities as at September 30, 2023 was $15.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 8 LONG-TERM DEBT

	Nine Months Ended September 30
	Rate of interest (%)	Maturity	Amount

Notes repaid 2023	1.900	May 13, 2023	500

Notes issued 2023	4.900	March 27, 2028	750

Notes issued 2023	5.800	March 27, 2053	750

			1,500

The notes issued in the nine months ended September 30, 2023, are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

NOTE 9 SHARE CAPITAL

Share Repurchase Programs

	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased

2021 Normal Course Issuer Bid	March 1, 2021	February 28, 2022	28,468,448	5	22,186,395

2022 Normal Course Issuer Bid	March 1, 2022	February 7, 2023	55,111,110	10	55,111,110

2023 Normal Course Issuer Bid [1]	March 1, 2023	February 29, 2024	24,962,194	5	5,375,397

1  The 2023 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities laws, including private agreements.

The following table summarizes our share repurchase activities during the period:

	Three Months Ended September 30		Nine Months Ended September 30

	2023	2022	2023	2022
Number of common shares repurchased for cancellation	-	19,027,561	13,378,189	38,387,969
Average price per share (US dollars)	-	89.25	74.73	86.85
Total cost	-	1,698	1,000	3,334

Dividends Declared

We declared a dividend per share of $0.53 (2022 – $0.48) during the three months ended September 30, 2023, payable on October 13, 2023 to shareholders of record on September 29, 2023.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 10 SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets, and trade payables. Our short-term debt also fluctuates during the year to meet working capital requirements. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 11 RELATED PARTY TRANSACTIONS

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2. Purchases from Canpotex for the three months ended September 30, 2023 were $26 (2022 – $230) and the nine months ended September 30, 2023 were $60 (2022 – $391).

As at	September 30, 2023	December 31, 2022
Receivables from Canpotex	360	866

Payables to Canpotex	33	203

NOTE 12 BUSINESS COMBINATIONS

We acquired Casa do Adubo S.A. (“Casa do Adubo”) on October 1, 2022. We have completed our assessment of identifying and measuring all the assets acquired and liabilities assumed as part of the Casa do Adubo acquisition. This assessment included a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date, engagement of independent valuation experts, and final agreement of the purchase price. The fair values of the assets acquired and liabilities assumed, the goodwill amount of $184 recorded, and valuation technique and judgments applied are consistent with those disclosed in Note 25 of the 2022 annual consolidated financial statements. The goodwill recognized was fully impaired as part of the impairment recorded to the Retail – South America group of CGUs (Note 3).